

January 24, 2011

Via U.S. Mail and Facsimile

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re: mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Correspondence dated January 11, 2011**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please update the disclosure. For example, we note several references to information presented as of October 2010.

2.   We note your response to prior comment 6; however, the collateralized promissory note allows for prepayment by surrender of the convertible note. It appears that the investor is not at economic risk of its investment and the collateralized note is in substance secured by the security it is purchasing. Therefore, it remains unclear how you conclude that the Rule 144 holding period begins from the date of issuance of the notes. Please provide us your analysis of the risk to mPhase if the Commission, other government agencies, or shareholders were to disagree with your conclusions regarding the calculation of the Rule 144

holding period. If the risk is material, please disclose the risk that these transactions create.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief